FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2004

ABBEY NATIONAL plc
(Translation of registrant’s name into English)

Abbey National House, 2 Triton SquareLondon
NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey National plc

Application has been made to the Financial Services Authority and the London Stock Exchange plc for 12,242,731 Ordinary shares of 10p each ("shares") to be admitted to the Official List.

It is expected that admission to admit the shares will be granted on 30 April and that admission and trading will commence on 4 May 2004.

These shares are being issued under the Abbey National Alternative Dividend Plan offered to shareholders in respect of the dividend payable on 4 May 2004.

These shares will rank pari passu with the existing issued Ordinary shares.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc
Date: 28 April 2004	By: /s/ Shaun Coles
Shaun Coles Abbey Secretariat